

November 19, 2010

Thomas C. Freyman
CFO & EVP Finance
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

>   **Re: Abbott Laboratories**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 15, 2010**
>   **File No. 001-02189**

Dear Mr. Freyman:

We have reviewed your September 30, 2010 response to our August 18, 2010 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

Executive Compensation
Compensation Discussion and Analysis
Compensation Components
Performance-Based Annual Cash Incentives, page 14

1. Please refer to your response to Comments 1 and 2. As you noted, Item 402(b) of Regulation S-K calls for a discussion and explanation of all material elements of a registrant's compensation of its named executive officers. In determining which elements of compensation are material, please be advised that the Staff has not taken the position that goals weighted at less than 20% are by definition immaterial. Nor must a performance target be strictly numerical in order for disclosure of that target to be useful information to investors in assessing a company's executive compensation program. While disclosure of every one of the company-wide, business unit and individual goals

set for the named executive officers is not necessary, limiting specific discussions of performance goals to numerical targets that were weighted at least 20% or more is not appropriate. It is also not appropriate to exclude a discussion of significant goals, some that were weighted at 25%, merely because they pertained to a single division and were not company-wide. To the extent that your executive compensation is structured to reward performance, investors should be given a meaningful opportunity to assess how well the pay-for-performance model is being applied.

Therefore, please expand your proposed disclosure of your pre-determined 2009 "Financial Goals" and "Business Process and Other Financial Goals" to identify and discuss the specific items of company-wide, business unit and individual performance, where material, that were taken into account in setting compensation and making compensation decisions as to each named executive officer. Please refer to Items 402(b)(v) and (vii) of Regulation S-K. To the extent that an element of compensation was material and was tied to individual or corporate performance, you should identify the specific performance objective(s) established, if any, the actual performance level achieved and the relationship of the level of achievement to the compensation award ultimately granted. Where such objectives were quantified, your disclosure should likewise be quantified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director